UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

DITECH HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

25501G105

(CUSIP Number)

J. Richard Atwood

First Pacific Advisors, LLC

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(310) 473-0225

with a copy to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2018

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: First Pacific Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,416,851 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,416,851 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,416,851 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 37.8% (2)
(14)	Type of Reporting Person (See Instructions): IA, OO

(1)	Includes 1,280,016 shares of common stock of the Ditech Holding Corporation (the “Issuer”) issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 477,577 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 378,943 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.
(2)	Based on 4,252,500 shares of common stock of the Issuer outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2018, plus 1,280,016 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 477,577 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 378,943 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: FPA Crescent Fund, a series of FPA Funds Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,169,700 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,169,700 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,169,700 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 35.2% (2)
(14)	Type of Reporting Person (See Instructions): IV

(1)	Includes 1,144,001 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 430,887 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 341,900 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.
(2)	Based on 4,252,500 shares of common stock of the Issuer outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on February 9, 2018, plus 1,144,001 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 430,887 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 341,900 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 58,876 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 58,876 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,876 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.4% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes 21,270 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 15,798 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 12,535 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.
(2)	Based on 4,252,500 shares of common stock of the Issuer outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on February 9, 2018, plus 21,270 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 15,798 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 12,535 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: J. Richard Atwood
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,416,851 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,416,851 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,416,851 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 37.8% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 1,280,016 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 477,577 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 378,943 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.
(2)	Based on 4,252,500 shares of common stock of the Issuer outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on February 9, 2018, plus 1,280,016 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 477,577 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 378,943 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Steven T. Romick
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,416,851 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,416,851 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,416,851 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 37.8% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 1,280,016 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 477,577 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 378,943 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.
(2)	Based on 4,252,500 shares of common stock of the Issuer outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on February 9, 2018, plus 1,280,016 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 477,577 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 378,943 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Brian A. Selmo
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,416,851 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,416,851 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,416,851 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 37.8% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 1,280,016 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 477,577 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 378,943 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.
(2)	Based on 4,252,500 shares of common stock of the Issuer outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on February 9, 2018, plus 1,280,016 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 477,577 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 378,943 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Mark Landecker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,416,851 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,416,851 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,416,851 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 37.8% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 1,280,016 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 477,577 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 378,943 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.
(2)	Based on 4,252,500 shares of common stock of the Issuer outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on February 9, 2018, plus 1,280,016 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 477,577 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 378,943 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of Ditech Holding Corporation (the “Issuer”), a Maryland corporation. The address of the principal executive offices of the Issuer is 1100 Virginia Drive, Suite 100, Fort Washington, PA 19034.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	First Pacific Advisors, LLC, a Delaware limited liability company (“FPA”)

2.	FPA Crescent Fund, a series of FPA Funds Trust, a Delaware trust (“FPA Crescent Fund”)

3.	FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Value Partners”)

4.	J. Richard Atwood

5.	Steven T. Romick

6.	Brian A. Selmo

7.	Mark Landecker

The trustees of FPA Funds Trust are listed on Appendix A hereto. Appendix A is incorporated herein by reference.

(b) The business address or address of the principal office, as applicable, of the Reporting Persons is:

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(c) Each of the Reporting Persons is engaged in the business of investing. FPA’s principal business is serving as an investment adviser to certain investment companies, including FPA Crescent Fund, certain private investment funds, including FPA Value Partners, and certain unaffiliated separately managed accounts (the “Managed Accounts”). FPA also serves as the Manager of FPA Value Partners. The principal occupation of Mr. Atwood is serving as a Managing Partner of FPA. The principal occupation of Mr. Romick is serving as a Portfolio Manager of certain advisory clients for which FPA serves as investment adviser and as a Managing Partner of FPA. The principal occupation of each of Messrs. Selmo and Landecker is serving as a Portfolio Manager of certain advisory clients for which FPA serves as investment adviser and as a Partner of FPA.

(d) and (e) During the past five years, none of the Reporting Persons (nor any of the persons listed on Appendix A) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	FPA – Delaware

2.	FPA Crescent Fund – Delaware

3.	FPA Value Partners – Delaware

4.	J. Richard Atwood – United States

5.	Steven T. Romick – United States

6.	Brian A. Selmo – United States

7.	Mark Landecker – Canada

The persons listed on Appendix A are all United States citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 9, 2018 (the “Effective Date”), Walter Investment Management Corporation (“WAC”) changed its name to Ditech Holding Corporation. The Common Stock beneficially owned by each of the Reporting Persons, including the Common Stock underlying the Mandatorily Convertible Preferred Stock (the “Mandatorily Convertible Preferred Stock”), the Series A Warrants (the “Series A Warrants”), and the Series B Warrants (the “Series B Warrants”) beneficially owned by them, were acquired in connection with the Issuer’s Amended Prepackaged Chapter 11 Plan of Reorganization , which became effective on the Effective Date, pursuant to which (1) each share of common stock of WAC was exchanged (the “Common Stock Exchange”) for the following new securities of the Issuer: (i) 0.05689208 shares of Common Stock, (ii) 0.09692659 Series A Warrants and (iii) 0.07690920 Series B Warrants; (2) the 4.50% Convertible Senior Subordinated Notes due 2019 (the “Convertible Notes”) were exchanged (the “Convertible Notes Exchange”) at a rate of (i) 8.76919841 shares of Common Stock, (ii) 14.94011581 Series A Warrants and (iii) 11.85465711 Series B Warrants per $1,000 principal amount of Convertible Notes; and (3) the 7.875% Senior Notes due 2021 (the “Senior Notes”) were exchanged (the “Senior Notes Exchange”) at a rate of (i) 464.11293167 9.00% Second Lien Senior Subordinated PIK Toggle Notes due 2024 and (ii) 0.18564517 shares of Mandatorily Convertible Preferred Stock per $1,000 principal amount of Senior Notes.

ITEM 4.	PURPOSE OF TRANSACTION

FPA Crescent Fund, FPA Value Partners and certain Managed Accounts acquired the Common Stock, Series A Warrants, Series B Warrants and shares of Mandatorily Convertible Preferred Stock disclosed in Item 5 below pursuant to the Common Stock Exchange, the Convertible Notes Exchange and the Senior Notes Exchange.

The Series A Warrants are exercisable on a cash or cashless basis at a strike price equal to $20.63 per share of Common Stock, were immediately exercisable upon issuance and expire on February 9, 2028. The Series B Warrants are exercisable on a cash or cashless basis at a strike price equal to $28.25 per share of Common Stock, were exercisable immediately upon issuance and expire on February 9, 2028.

The Mandatorily Convertible Preferred Stock is immediately convertible and does not expire. Each share of Mandatorily Convertible Preferred Stock is convertible to Common Stock at a rate of 114.975 shares of Common Stock per share of Mandatorily Convertible Preferred Stock. The Mandatorily Convertible Preferred Stock is mandatorily convertible at the earliest of (a) February 9, 2023, (b) at any time following one year after the Effective Date, the time that the volume weighted average pricing of the Common Stock exceeds 150% of the conversion price per share for at least 45 trading days in a 60 consecutive trading day period, including each of the last 20 days in such 60 consecutive trading day period, and (c) a change of control transaction in which the consideration paid or payable per share of Common Stock is greater than or equal to $8.6975.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer, engage in any hedging or similar transactions with respect to the Issuer’s securities, or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. The Reporting Persons may engage in communications with one or more officers, members of the Issuer’s Board of Directors, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of securities of the Issuer directly held, as of the date hereof, by each of the following FPA investment advisory clients.

Holder	Total Number of Shares
FPA Crescent Fund	252,912 shares of Common Stock, 430,887 Series A Warrants, 341,900 Series B
Warrants and 9,950 shares of Mandatorily Convertible Preferred Stock

Managed Accounts	18,130 shares of Common Stock, 30,892 Series A Warrants, 24,508 Series B
Warrants and 998 shares of Mandatorily Convertible Preferred Stock

FPA Value Partners	9,273 shares of Common Stock, 15,798 Series A Warrants, 12,535 Series B
Warrants and 185 shares of Mandatorily Convertible Preferred Stock

As the investment adviser of FPA Crescent Fund, the Managed Accounts and FPA Value Partners (collectively, the “FPA Clients”), FPA may be deemed to share voting and/or investment power over the securities of the Issuer held by the FPA Clients and therefore may be deemed to beneficially own such securities.

(c) The disclosure in Items 3 and 4 is incorporated herein by reference. Except as disclosed herein, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. The investors in each of the FPA Clients for which FPA acts as Manager and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held for the accounts of their respective funds in accordance with their respective investment percentages in their respective funds.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure in Items 3 and 4 is incorporated herein by reference.

The Series A Warrant Agreement, dated as of February 9, 2018, between the Issuer, Computershare, Inc. and Computershare Trust Company, N.A. is incorporated by reference as Exhibit 99.2 hereto and is incorporated by reference herein.

The Series B Warrant Agreement, dated as of February 9, 2018, between the Issuer, Computershare, Inc. and Computershare Trust Company, N.A. is incorporated by reference as Exhibit 99.3 hereto and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2	Series A Warrant Agreement, dated as of February 9, 2018, between Ditech Holding Corporation, Computershare, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2018).

99.3	Series B Warrant Agreement, dated as of February 9, 2018, between the Ditech Holding Corporation, Computershare, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 21, 2018

First Pacific Advisors, LLC

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Crescent Fund, a series of FPA Funds Trust

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	President

FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its
investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

J. Richard Atwood

By:	/s/ J. Richard Atwood

Steven T. Romick

By:	/s/ Steven T. Romick

Brian A. Selmo

By:	/s/ Brian A. Selmo

Mark Landecker

By:	/s/ Mark Landecker

Appendix A

Trustees of FPA Funds Trust

Name	Position	Address
Mark L. Lipson	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Alfred E. Osborne, Jr.	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

A. Robert Pisano	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Patrick B. Purcell	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Allan M. Rudnick	Trustee & Chairman	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Steven T. Romick	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

J. Richard Atwood	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025